Mail Stop 3010

May 26, 2009

VIA USMAIL and FAX (212) 696-9809

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re:** **Chimera Investment Corporation**
> **File No. 001-33796**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**

Dear Ms. Alexandra Denahan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1A. Risk Factors

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our earnings, page 31

1. We note from the information on page 31 that you may be required to repurchase loans that you have sold or securitized if certain representation and warranties

have been breached, or as a result of borrower fraud or in the event of early payment default on a mortgage loan. Please tell us what the your accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation. Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from these transactions or other payments made by you to comply with these recourse provisions for each period in which you were required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired.

Item 6. Selected Financial Data

Taxable Income per Share, page 44

2.   We note that you use taxable income per share for assessing your performance. Please tell us how your presentation meets all the disclosure requirements of Question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3.   Tell us how you considered disclosing how you calculated the adjustments to GAAP loss per share and whether they are derived from your financial statements as presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 44

Recent Developments, page 46

4.   On page 48, you state that in October 2008, you amended your management agreement to eliminate the incentive fee. In future filings, please disclose whether any incentive fees were paid in 2008.

Financial Statements and Notes

Note 1 – Organization and Significant Accounting Polices

Residential Mortgage-Backed Securities, page F-7

5.   We note that you validate your pricing model by comparing its results to independent prices provided by dealers in the securities and/or third party pricing services. Please tell us and disclose in future filings, the impact if the third party

valuation differs from the pricing model. To the extent that you adjust your valuation based on dealer quotes, consider adding the applicable disclosure suggested in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 dated September 2008.

Mortgage Loans Sales and Securitizations, page F-9

6.   We note that you allocate the carrying value of the underlying mortgage loans between securities or loans sold and the interests retained based on their fair values to determine the gain or loss on sale and presumably to calculate the value of the retained interests. Please describe and disclose in future filings the methodologies and key assumptions used to determine fair value. Reference is made to paragraph B11(b)(3) of FSP-FAS 140-4. Additionally given that these fair value assessments impact the amounts recorded in your financial statements, please tell us what consideration was given to including the disclosures required by SFAS 157.

Income Taxes, page F-10

7.   Please tell us how you considered the requirements under Rule 3-15(c) of Regulation S-X regarding the tax status of your distributions as ordinary income, capital gain or return of capital.

Note 2 – Mortgage-Backed Securities, page F-13

8.   We note on page 46 that you realized a $144 million loss on the sale of non-Agency RMBS and unsecured assets. Please tell us how these losses impact the impairment analysis of your remaining RMBS portfolio as of December 31, 2008.

Note 5 – Fair Value Measurement, page F-15

9.   We note that you disclose the fair value of your securitized loans held for investment and securitized debt as required by SFAS 107. Please describe to us and disclose in future filings, the method and significant assumptions used to estimate the fair values as required by paragraph 10 of SFAS 107. Also tell us how you considered the provisions of SFAS 157 with respect to these disclosures. Note that paragraph 35 of SFAS 157 states that the disclosures under SFAS 157 can be combined with disclosures required by SFAS 107.

Note 6 – Repurchase Agreements

Residential Mortgage-Backed Securities, page F-17

10.   We note your tabular disclosure of the remaining maturities of your repurchase agreements. Please tell us whether any of your repurchase agreements mature overnight and confirm that your disclosure in future filings will be consistent with the requirements of Rule 4-08(m) of Regulation S-X.

Note 13 – Management Agreement and Related Party Transactions, page F-21

11.   We note that you entered into a repurchase agreement with Annaly during 2008. Please confirm that you will include the related party label on your balance sheet for any material agreements with Annaly in future filings. Refer to Rule 4-08(k) of Regulation S-X.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009

Financial Statements and Notes

Note 2 – Mortgage-Backed Securities, page 14

12.   We note that you completed a re-securitization during March 2009 and that you initially retained all of the securities issued by the securitization trust. Please tell us your basis under SFAS 140 for accounting for this transaction as a sale versus a financing. In addition, for this re-securitization as well as the January 2009 re-securitization, tell us the amount of gain or loss recognized in these transactions and the basis and for your accounting.

PROXY STATEMENT

Summary Compensation Table, page 20

13.   We note from your disclosure on page 18 that you do not use a specific formula to calculate the number of equity awards and other awards given to your executives. However, it is not clear from your current disclosure how you determined the award amounts. Please provide us a more detailed analysis of how the company determined the actual amounts of stock awards and grants of plan-based awards received by your executives in 2008. Please tell us the actual factors considered

in making the awards and explain how analysis of these factors translated into actual grant amounts. Please include this disclosure in future filings.

Financing Arrangements with Annaly, page 25

14.   We note from your risk factor disclosure on page 13 of your form 10-K that the disruptions during the year ended December 31, 2008 resulted in you not being in compliance with the net income covenant in one of your whole loan repurchase agreements and the liquidity covenants in your other whole loan repurchase agreement. We further note that your current financing arrangements with Annaly contain "customary" covenants. Please tell us whether you are currently in compliance with those covenants and include this disclosure in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant